EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

($’s in 000’s)

	December 2011	December 2010	December 2009	December 2008	December 2007
Fixed Charges:

Interest charges (per I/S)	$29,332	$16,150	$17,178	$18,852	$23,353

Less: net amortization of debt discount and premium and issuance expenses	1,263	547	308	288	460

Adjusted interest charges	28,069	15,603	16,870	18,564	22,893

Add: Net amortization of debt discount and premium and issuance expense	1,263	547	308	288	460

Interest portion of rental charges	6,262	4,587	4,026	4,145	3,820

Total fixed charges	$35,594	$20,737	$21,204	$22,997	$27,173

Earnings:

Pre-tax earnings	$273,881	$231,874	$168,827	$192,227	$232,876

Interest charges	28,069	15,603	16,870	18,564	22,893

Net amortization of debt discount and premium and issuance expense	1,263	547	308	288	460

Interest portion of rental charges	6,262	4,587	4,026	4,145	3,820

Total earnings	$309,475	$252,611	$190,031	$215,224	$260,049

Ratio of earnings to fixed charges	8.7	12.2	9.0	9.4	9.6

Note:	Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a “true” interest expense amount.